Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

New England Journal of Medicine publishes data showing improved survival with Jevtana® (cabazitaxel) over second androgen receptor-targeted agent in metastatic castration-resistant prostate cancer

*

CARD is a treatment sequencing trial investigating the efficacy and safety of Jevtana versus abiraterone or enzalutamide after disease progression following initial androgen receptor-targeted agent therapy and docetaxel

*	Jevtana more than doubled radiographic progression free survival (primary endpoint) and significantly reduced risk of death (key secondary endpoint) by 36%

*	Study results presented during Presidential Symposium at the 2019 European Society of Medical Oncology Congress

PARIS – September 30, 2019 – Data published today in the New England Journal of Medicine showed that patients with metastatic castration-resistant prostate cancer (mCRPC) previously treated with docetaxel and who progressed within 12 months on an androgen receptor (AR)-targeted agent (abiraterone or enzalutamide) experienced significantly longer radiographic progression free survival (rPFS) with Jevtana® (cabazitaxel) plus prednisone compared with abiraterone plus prednisone or enzalutamide. Overall survival (OS) with Jevtana was also significantly longer. These findings from the CARD study were presented today in the Presidential Symposium of the 2019 European Society of Medical Oncology (ESMO) Congress in Barcelona, Spain.

“In this study, treatment with Jevtana significantly improved radiographic progression free survival and overall survival compared with enzalutamide or abiraterone,” said Professor Ronald de Wit from Erasmus MC University Hospital, Rotterdam, The Netherlands, and the lead investigator of the CARD study. “These results are exciting as they have the potential to impact treatment guidelines for metastatic prostate cancer and current clinical practice.”

CARD is a randomized, open-label, treatment sequencing clinical study involving 62 sites across 13 European countries, enrolling 255 patients (median aged 70 years, 31% aged over 75 years) with mCRPC who were previously treated with docetaxel and who progressed within 12 months on an AR-targeted agent, in any order. These patients were randomized 1:1 to Jevtana (25 mg/m2 intravenously every three weeks, daily prednisone, and granulocyte colony-stimulating factor) versus abiraterone (1,000 mg plus prednisone, daily) or enzalutamide (160 mg daily; patients received abiraterone if they were previously treated with enzalutamide, or enzalutamide if they were previously treated with abiraterone).

CARD study met primary and secondary endpoints

The study’s primary endpoint was rPFS, which more than doubled with Jevtana treatment (N=129) compared to abiraterone or enzalutamide (N=126; median 8.0 vs 3.7 months; HR=0.54; 95% CI, 0.40–0.73; p<0.0001). Patients treated with Jevtana experienced an improvement in rPFS in all pre-specified subgroups, irrespective of the timing of the previous alternative AR-targeted agent, before or after docetaxel. Jevtana also significantly improved a key secondary endpoint, OS (median 13.6 vs 11.0 months; HR=0.64; 95% CI, 0.46–0.89; p=0.0078), reducing the risk of death from any cause by 36% compared with abiraterone or enzalutamide. Other key secondary endpoints all favored Jevtana: progression free survival (PFS) (median 4.4 vs 2.7 months; p<0.0001); confirmed prostate specific antigen (PSA) (35.7% vs 13.5%; p=0.0002) and tumor responses (36.5% vs 11.5%; p=0.004). Pain response (45.0% vs 19.3%; p<0.0001) and time to symptomatic skeletal events (not reached vs 16.7 months; p=0.0499) were also significantly improved with Jevtana treatment.

The incidence of grade ≥3 adverse events was (56.3% with Jevtana vs 52.4% with AR-targeted agents). Key grade ≥3 treatment-emergent adverse events with Jevtana versus AR-targeted agents were renal disorders (3.2% vs 8.1%), infections (7.9% vs 7.3%), musculoskeletal pain/discomfort (1.6% vs 5.6%), cardiac disorders (0.8% vs 4.8%), asthenic conditions (4.0% vs 2.4%), diarrhea (3.2% vs 0), peripheral neuropathy (3.2% vs 0) and febrile neutropenia (3.2% vs 0). Serious adverse event rates of any grade were similar for Jevtana treatment (38.9%) and treatment with an AR-targeted agent (38.7%). AEs led to death in 7 vs 14 patients (5.6% vs 11.3%) for Jevtana compared to AR-targeted agents. No new safety signals were observed.

About Prostate Cancer

Prostate cancer is a very heterogenous disease and one of the most common types of cancer in men.i Prostate cancer is the second leading cause of cancer related death among men in the United States2 and the third in Europe.3

Metastatic castration-resistant prostate cancer (mCRPC) is prostate cancer that has spread beyond the prostate gland and progressed despite androgen deprivation therapy.

About Jevtana (cabazitaxel)

Jevtana is a semi-synthetic taxane chemotherapy. Jevtana is a microtubule inhibitor that binds to tubulin. This leads to the stabilization of microtubules, which results in the inhibition of mitotic and interphase cellular functions.

U.S. INDICATION

JEVTANA is a prescription anti-cancer medicine used with the steroid medicine prednisone. JEVTANA is used to treat men with castration-resistant prostate cancer (prostate cancer that is resistant to medical or surgical treatments that lower testosterone) that has worsened (progressed) after treatment with other medicines, including docetaxel.

IMPORTANT SAFETY INFORMATION FOR U.S. PATIENTS

What is the most important information I should know about JEVTANA?

JEVTANA may cause serious side effects, including:

Low white blood cells, which can cause you to get serious infections, and may lead to death. Men who are 65 years or older may be more likely to have these problems. Your healthcare provider (HCP):

•	will do blood tests regularly to check your white blood cell counts during your treatment with JEVTANA.

•	may lower your dose of JEVTANA, change how often you receive it, or stop JEVTANA until your HCP decides that you have enough white blood cells.

•	may prescribe a medicine for you called G-CSF, to help prevent complications if your white blood cell count is too low.

Tell your HCP right away if you have any of these symptoms of infection during treatment with JEVTANA: fever (take your temperature often during treatment with JEVTANA), cough, burning during urination, or muscle aches.

Also, tell your HCP if you have any diarrhea during the time that your white blood cell count is low. Your HCP may prescribe treatment for you as needed.

Severe allergic reactions can happen within a few minutes after your infusion of JEVTANA starts, especially during the first and second infusions. Your HCP should prescribe medicines before each infusion to help prevent severe allergic reactions.

Tell your HCP right away if you have any of these symptoms of a severe allergic reaction during or soon after an infusion of JEVTANA: rash or itching, skin redness, feeling dizzy or faint, breathing problems, chest or throat tightness, or swelling of face.

JEVTANA can cause severe stomach and intestine problems, which may lead to death. You may need to go to the hospital for treatment.

Vomiting and diarrhea can happen when you receive JEVTANA. Severe vomiting and diarrhea with JEVTANA can lead to loss of too much body fluid (dehydration), or too much of your body salts (electrolytes). Death has happened from having severe diarrhea and losing too much body fluid or body salts with JEVTANA. Your HCP will prescribe medicines to prevent or treat vomiting and diarrhea, as needed with JEVTANA.

Tell your HCP if: you have vomiting or diarrhea, or if your symptoms get worse or do not get better. JEVTANA can cause a leak in the stomach or intestine, intestinal blockage, infection, and bleeding in the stomach or intestine. This can lead to death. Tell your HCP if you get any of these symptoms: severe stomach-area (abdomen) pain, constipation, fever, blood in your stool, or changes in the color of your stool.

Kidney failure may happen with JEVTANA, because of severe infection, loss of too much body fluid (dehydration), and other reasons, which may lead to death. Your HCP will check you for this problem and treat you if needed.

Tell your HCP if you develop these signs or symptoms: swelling of your face or body, or decrease in the amount of urine that your body makes each day or blood in your urine.

Lung or breathing problems may happen with JEVTANA and may lead to death. Men who have lung disease before receiving JEVTANA may have a higher risk for developing lung or breathing problems with JEVTANA treatment. Your HCP will check you for this problem and treat you if needed.

Tell your HCP right away if you develop any new or worsening symptoms, including: trouble breathing, shortness of breath, chest pain, cough or fever.

Who should not receive JEVTANA?

Do not receive JEVTANA if: your white blood cell (neutrophil count) is too low, you have had a severe allergic reaction to cabazitaxel or other medicines that contain polysorbate 80 (ask your HCP if you are not sure), you have severe liver problems or you are pregnant. JEVTANA can harm your unborn baby or possibly cause loss of pregnancy.

What should I tell my HCP before receiving JEVTANA?

Before receiving JEVTANA, tell your HCP if you:

•	had allergic reactions in the past

•	are age 65 or older

•	have kidney or liver problems

•	have lung problems

•

are a male with a female partner who is able to become pregnant. Males should use effective birth control (contraception) during treatment with JEVTANA and for 3 months after your final dose of JEVTANA.

JEVTANA may cause fertility problems in males. This may affect your ability to father a child. Talk to your HCP if you have concerns about fertility.

Tell your HCP about all the medicines you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements. JEVTANA can interact with many other medicines. Do not take any new medicines without asking your HCP first. Your HCP will tell you if it is safe to take the new medicine with JEVTANA.

What are the possible side effects of JEVTANA?

Common side effects of JEVTANA include:

•

Low red blood cell count (anemia), which is common with JEVTANA, but can sometimes also be serious. Your HCP will regularly check your red blood cell count. Symptoms of anemia include shortness of breath and tiredness.

•	Low blood platelet count, which is common with JEVTANA, but can sometimes also be serious. Tell your HCP if you have any unusual bruising or bleeding.

•

Inflammation of the bladder, which has happened in men who have previously received pelvic radiation therapy. Tell your HCP if you have blood in your urine, burning sensation during urination, or frequent or urgent need to urinate.

•	fever

•	diarrhea

•	tiredness

•	nausea

•	vomiting

•	constipation

•	weakness

•	back pain

•	numbness, tingling, burning or decreased sensation in your hands or feet

•	shortness of breath

•	stomach pain

•	change in your sense of taste

•	cough

•	joint pain

•	hair loss

•	decreased appetite

Tell your HCP if you have any side effect that bothers you or that does not go away. These are not all the possible side effects of JEVTANA. For more information, ask your HCP or pharmacist.

Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

Please see full Prescribing Information / Patient Information, including Serious Side Effects.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss Tel.: +1 908-981-8745 Ashleigh.Koss@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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[i]	https://www.who.int/en/news-room/fact-sheets/detail/cancer
2.	Siegel RL, Miller KD, Jemal A. Cancer statistics, 2019. CA Cancer J Clin. 2019;69(1):7-34.
3.	Malvezzi M, Carioli G, Bertuccio P, et al. European cancer mortality predictions for the year 2019 with focus on breast cancer. Ann Oncol. 2019;30(5):781-787